UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2010
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Raises Outlook for Third Quarter of 2010
     We, LDK Solar Co., Ltd., have provided an updated outlook for our third quarter 2010 financial results. For the third quarter of 2010, we expect to report revenue in the range of $610 to $640 million, wafer shipments of 550 to 570 megawatts, or MW, and module shipments of 80 MW to 90 MW. Our prior guidance for the third quarter was revenue of $570 to $600 million, wafer shipments of 520 to 550 MW, and module shipments of 75 to 85 MW.
     At the end of September 2010, our manufacturing capacity reached, as previously planned, 11,000 metric tons in polysilicon, 2.6 gigawatts in wafers, 120 MW in cells, and 760 MW in modules. As of the end of the third quarter of 2010, our cash balances, including pledged bank deposits, were approximately $800 million.
     Our press release issued on October 11, 2010, is attached hereto as Exhibit 99.2.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: October 12, 2010

EXHIBIT 99.2: PRESS RELEASE
LDK Solar Raises Outlook for Third Quarter of 2010
XINYU CITY, China and SUNNYVALE, Calif., October 11, 2010 — LDK Solar Co., Ltd. (“LDK Solar”) (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers and PV products, today provided an updated outlook for its third quarter 2010 financial results. For the third quarter of 2010, LDK Solar expects to report revenue in the range of $610 to $640 million, wafer shipments of 550 to 570 megawatts (MW), and module shipments of 80 MW to 90 MW. The Company’s prior guidance for the third quarter was revenue of $570 to $600 million, wafer shipments of 520 to 550 MW, and module shipments of 75 to 85 MW.
At the end of September 2010, LDK Solar’s manufacturing capacity reached, as previously planned, 11,000 MT in polysilicon, 2.6 gigawatts (GW) in wafers, 120 MW in cells, and 760 MW in modules. As of the end of the third quarter, cash balances, including pledged bank deposits, were approximately $800 million.
This outlook for the three months ended September 30, 2010 is an estimate. Results are subject to change based on further review by management. Once the third quarter reporting date is finalized, LDK Solar will issue a press release announcing the date and details of its third quarter conference call.
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products and the world’s largest producer of multicrystalline wafers. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, modules, and engages in project development activities in selected segments of the PV market. Through its broad product offering of mono and multicrystalline solar wafers and modules, LDK Solar provides its customers with a full spectrum of solutions. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1-408-245-8801

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